UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TCR2 THERAPEUTICS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87808K106

(CUSIP Number of Class of Securities)

Garry E. Menzel

President and Chief Executive Officer

TCR2 Therapeutics Inc.

100 Binney Street, Suite 710

Cambridge, Massachusetts 02142

(617) 949-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mitchell S. Bloom, Esq. Stephanie A. Richards, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Margaret Siegel Corporate Counsel, Head of Legal TCR[2] Therapeutics Inc. 100 Binney Street Suite 710 Cambridge, Massachusetts 02142 (617) 949-5200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for Restricted Stock Units dated October 19, 2022 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

TCR2 Therapeutics Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 100 Binney Street, Suite 710, Cambridge, Massachusetts 02142, and the telephone number of its principal executive offices is (617) 949-5200.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of common stock, par value $0.0001 per share (the “Common Stock”), for an award of restricted stock units of the Company. Members of the Company’s board of directors, advisers, consultants and contractors will not be eligible to participate in this offer.

An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s 2018 Stock Option and Incentive Plan (the “2018 Plan”). As of October 19, 2022, approximately 46% of our outstanding options constitute Eligible Options.

Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant new awards for restricted stock units (each, a “New RSU”) following the Expiration Time (as defined in the Exchange Offer). The total number of shares underlying a New RSU with respect to an exchanged Eligible Option will be determined by dividing the number of shares of Common Stock underlying the exchanged Eligible Option by the applicable exchange ratio and rounding to the nearest whole number, subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, the form of which is attached hereto as Exhibit (a)(1)(C).

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Employees; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

The address of each executive officer and director of the Company is:

TCR2 Therapeutics Inc.

100 Binney Street, Suite 710

Cambridge, Massachusetts 02142

(617) 949-5200

The directors and executive officers of the Company are set forth below:

Executive Officers	Title
Garry E. Menzel	President, Chief Executive Officer and Director
Rosemary Harrison	Chief Business and Strategy Officer
Angela Justice	Chief People Officer
Peter Olagunju	Chief Technical Officer
Alfonso Quintás Cardama	Chief Medical Officer
Eric Sullivan	Chief Financial Officer

Directors
Andrew Allen	Director
Ansbert Gadicke	Director
Neil W. Gibson	Director
Priti Hegde	Director
Axel Hoos	Director
Shawn Tomasello	Director
Stephen Webster	Chairman of the Board of Directors

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Employees; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning TCR2; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) are incorporated herein by reference.

(b) Purchases.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) and Exhibit (d)(2) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b) Conditions.

The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth under Section 8 (“Information Concerning TCR2; Financial Information”), including Schedule A, and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Restricted Stock Units, dated October 19, 2022

(a)(1)(B)	Form of Announcement Email to All Employees

(a)(1)(C)	Form of Announcement Post to All Employees

(a)(1)(D)	Form of Exchange Offer Instructions Email to Eligible Employees with Eligible Options

(a)(1)(E)	Form of Email to Eligible Employees with Eligible Options to access Election Form via DocuSign

(a)(1)(F)	Election Form

(a)(1)(G)	Notice of Withdrawal of Election Form

(a)(1)(H)	Form of Reminder Email to Eligible Employees with Eligible Options Regarding the Exchange Offer Webinar

(a)(1)(I)	Form of Post to All Employees Regarding Availability of a Recorded Version of the Exchange Offer Webinar

(a)(1)(J)	Form of Reminder Email to Eligible Employees with Eligible Options Regarding the Expiration of the Exchange Offer

(a)(1)(K)	Form of Email to Eligible Employees with Eligible Options Regarding the Final Exchange Offer Webinar

(a)(1)(L)	Form of Post to All Employees Regarding Education Session

(a)(1)(M)	Form of Reminder Post to All Employees Regarding the Expiration of the Exchange Offer

(a)(1)(N)	Form of Final Reminder Email to Eligible Employees with Eligible Options Regarding the Expiration of the Exchange Offer

(a)(1)(O)	Form of Final Reminder Post to All Employees Regarding the Expiration of the Exchange Offer

(a)(1)(P)	Form of Email Notice Confirming Receipt of Election Form to Participate in the Exchange Offer

(a)(1)(Q)	Form of Email Notice Confirming Receipt of Election Form to Reject the Exchange Offer

(a)(1)(R)	Form of Email Notice Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(S)	Form of Expiration Notice Email

(a)(1)(T)	Form of Email Notice Confirming Acceptance of Eligible Options

(a)(1)(U)	Form of Email Notice Confirming Rejection of Eligible Options

(a)(1)(V)	Form of New RSU Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form S-1/A (File No. 333-229066), filed on February 1, 2019).

(a)(5)(A)	Option Exchange Presentations

(a)(5)(B)	Option Exchange Transcripts

(a)(5)(C)	Option Exchange Program Brochure

(a)(5)(D)	Option Exchange Education Session PPT

(a)(5)(E)	Option Exchange Education Session PPT Transcript

(a)(5)(F)	Option Exchange Company Meeting PPT

(a)(5)(G)	Option Exchange Company Meeting PPT Transcript

(b)	Not applicable

(d)(1)	2018 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Form S-1/A (File No. 333-229066), filed on February 1, 2019).

(d)(2)	Amendment #1 to 2018 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38811), filed on May 13, 2019).

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2022	TCR[2] THERAPEUTICS INC.

	By:	/s/ Garry E. Menzel
Garry E. Menzel
President, Chief Executive Officer and Director (Principal Executive Officer)